SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 June 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 June 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

On 15 June 2015, the Group was notified of the disposal of Shares by PDMRs as set out below:

Name of PDMR	Number of Shares Sold	Price Per Share	Transaction date
Vim Maru	500,000	86.34 pence	15 June 2015
Miguel-Ángel Rodríguez-Sola	2,300,000	86.20 pence	15 June 2015
Toby Strauss	2,100,000	86.35 pence	15 June 2015

In addition, the Group was notified on 15 June 2015 that Andrew Bester, a PDMR, had acquired 1,669,428 Shares in the Group following the exercise on the same day of a share buyout award for nil consideration. The details of the share buyout award were announced in August 2012 at the time of the award. Mr Bester has retained 624,829 Shares after the disposal of 786,599 Shares to meet income tax and national insurance contributions arising from the acquisition, and a further disposal of 258,000 Shares. The Shares were sold at 86.418 pence per Share.

Following the above disposals, the above PDMRs continue to meet their current shareholding requirements.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                                        +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                                                   +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 16 June 2015